Como Audio, Inc



ANNUAL REPORT

100 Bay State Drive

Braintree, MA 02184

0

comoaudio.com

This Annual Report is dated April 26, 2021.

BUSINESS

Como Audio, Inc. was formed originally as Como Audio, LLC in 2016 as a consumer electronics business. In 2019, the company transitioned from an LLC to a C-Corp. Como Audio is based in the Boston suburb, Braintree, Massachusetts, and was founded by Tom DeVesto.

Tom DeVesto is a leading consumer electronics Hall of Fame Legend and Visionary who has stayed true to a single-focused mission over the last 40 years, and that is to bring a new experience to the consumer electronics market – one that enhances and improves upon expectations.

Whether he is introducing the theater experience to the home audiences with Advent and Kloss Video big-screen TVs, or selling stereo systems direct to the consumer with Cambridge SoundWorks, or making high-performance radios and music systems with great design and great sound reflective of another era with Tivoli Audio, Tom DeVesto never loses sight of the goal: make a high-quality product that supports the latest technology — is simple to operate – has a distinctive design – takes up a small amount of space – and doesn't become obsolete.

Today, Como Audio designs and manufactures music systems with an emphasis on high-fidelity sound. Their models include LCD display screens and aluminum knobs so you can interact with them directly, and enjoy your music without relying on a phone or smart device. With custom wood and piano-gloss cabinets, the music systems are also built to prioritize design and actually match your decor.

The first two models - Solo and Duetto - launched on Kickstarter in the summer of 2016. The next year, the company introduced Amico, the first portable model, and Musica, a top-of-the-line model with a built-in CD player. In 2019, the company expanded the product line to include their first turntable. In 2020, the company introduced a second and lower priced turntable.

Previous Offerings

Between 2020 and 2019, we sold 108,441 shares of Series Seed Preferred stock in exchange for $2.50 per share under Regulation Crowdfunding.
In 2020 and 2021, we sold 220,122 shares of Series Seed Preferred stock in exchange for $1.25 per share under Regulation Crowdfunding.

Name: Series Seed Preferred Stock

Type of security sold: Equity

Final amount sold: $81,260.00

Number of Securities Sold: 72,836

Use of proceeds: Company growth

Date: January 22, 2021

Offering exemption relied upon: Regulation CF
Name: Series Seed Preferred Stock

Type of security sold: Equity

Final amount sold: $160,961.25

Number of Securities Sold: 147,286

Use of proceeds: Company growth

Date: December 31, 2020

Offering exemption relied upon: Regulation CF

Name: Series Seed Preferred Stock

Type of security sold: Equity

Final amount sold: $21,355.00

Number of Securities Sold: 8,542

Use of proceeds: Company growth

Date: April 24, 2020

Offering exemption relied upon: Regulation CF

Offering exemption relied upon: Regulation CF
Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 4,000,000

Use of proceeds: As of March 1, 2019 Como Audio, LLC was converted to a C Corporation. Common Stock was issued as part of this conversion.

Date: March 01, 2019

Offering exemption relied upon: Como Audio, LLC was converted to Como Audio, Inc. effective March 1, 2019

Name: Series Seed Preferred Stock

Type of security sold: Equity

Final amount sold: $249,748.00

Number of Securities Sold: 99,899

Use of proceeds: Company growth

Date: December 31, 2019

Offering exemption relied upon: Regulation CF

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

Year ended December 31, 2020 compared to year ended December 31, 2019

Revenue

Revenue for fiscal year 2020 was $1,651,992, $206,920 higher compared to fiscal year 2019 revenue of $1,445,072. The increase from sales came from our Domestic Direct Consumer business which was up 53%. Due to the COVID pandemic, our International Business was down almost 30% in the same period.

Cost of Sales

Cost of sales in 2020 was $932,634, an increase of $72,703, from costs of $859,931 in fiscal year 2019. The higher Cost of Sales is directly related to our increase in sales, as mentioned above. We sold more product, so we paid more for the product we sold.

Gross Margins

2020 gross profit increased by $134,216 or 23% over 2019 gross profit and gross margins as a percentage of revenues increased from 40.5% in 2019 to 43.5% in 2020, an increase of 3%. This was again due to a increase in Domestic Direct to Consumer sales.

Expenses

The Company's expenses consist of, among other things, general and administrative, sales and marketing, and research and development expesnes. Expenses in 2020 decreased $365,534 from 2019. This decrease primarily resulted from the reduction of Warehouse related expenses in the United States and the Far East as our logistics were moved to our new facility in Braintree, Massachussetts in August 2020.

Additional Notes

The accompanying financial statements attached have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company incurred net losses of $771,192 and $1,290,441 for the years ended December 31, 2020 and 2019, respectively, incurred negative cash flows from operating activities for the years ended December 31, 2020 and 2019.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

Historical results and cash flows:

In our view, we do not believe that historical results of the company are indicative of the future for an investor even with the current business climate and status of the economy. Our goal is to continue to search for funding to be able to support the business' growth. Until that funding is achieved we expect growth to be slow and steady with tight cash flow. We expect COVID-19 to continue to adversly effect our sales through retailers, but our direct to consumer sales remain strong.

Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $142,790.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Thomas DeVesto

Amount Owed: $1,552,328.00

Interest Rate: 5.0%

Maturity Date: May 11, 2025

The Company's CEO has advanced funds to the Company to satisfy cash flow needs. The amounts advanced to the Company from the CEO during the years ended December 31, 2019 and 2018 were $370,511 and $1,268,560, respectively. In 2019, the Company converted $3,000,000 of these liabilities into 3,750,000 shares of common stock at a conversion price of $0.80 per share. The amounts due from the Company to the CEO as of December 31, 2020 and 2019 were $1,552,328.

Creditor: Small Business Administration

Amount Owed: $77,600.00

Interest Rate: 3.75%

Maturity Date: May 04, 2050

Creditor: Century Bank

Amount Owed: $56,600.00

Interest Rate: 1.0%

Maturity Date: May 04, 2022

This loan is a part of a Payroll Protection Program Loan, which if the terms of the loan are complied with, will be forgiven. The PPP loan was used directly on salary and was forgiven in 2021.

Creditor: Michael Cronin

Amount Owed: $15,896.00

Interest Rate: 5.0%

Maturity Date: December 31, 2019

The unpaid interest amount relates to promissory notes the Company entered into with Michael Cronin beginning in 2017. In 2019, the note holder agreed to convert the total outstanding principal amount on these notes of $850,000 shares of common stock at a $1.00 per share conversion price. The only amount outstanding is the accrued and unpaid interest.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Thomas DeVesto

Thomas DeVesto's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder & CEO

Dates of Service: February 01, 2016 - Present

Responsibilities: Oversee the company while also designing and introducing new products. Mr. DeVesto currently receives no salary or equity compensation plan aside from his founders share for his role as CEO, the company plans to evaluate his compensation after the raise.

Position: President

Dates of Service: March 01, 2019 - Present

Responsibilities: Supervise, direct and control the business and affairs of Company. Mr. DeVesto currently receives no salary or equity compensation plan aside from his founders share for his role as CEO, the company plans to evaluate his compensation after the raise.

Name: Angela Hahn

Angela Hahn's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Treasuer

Dates of Service: November 01, 2018 - Present

Responsibilities: Oversee all financial aspects of the company. Ms. Hahn currently receives no salary or equity compensation plan for her role as Treasurer, the company plans to evaluate her compensation after the raise.

Name: Michael Cronin

Michael Cronin's current primary role is with Weston Presidio. Michael Cronin currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director & Board Member

Dates of Service: March 01, 2019 - Present

Responsibilities: Advisors to the Founder. Michael currently does not receive any salary or equity compensation for this role.

Other business experience in the past three years:

Employer: Weston Presidio

Title: Managing Partner

Dates of Service: June 01, 1991 - Present

Responsibilities: Managing Partner at Weston Presidio.

Other business experience in the past three years:

Employer: Xenon Arc

Title: Director

Dates of Service: January 01, 2016 - Present

Responsibilities: Director at Xenon Arc.

Other business experience in the past three years:

Employer: DISYS

Title: Director

Dates of Service: January 01, 2016 - Present

Responsibilities: Director at DISYS

Other business experience in the past three years:

Employer: ipCapital Group

Title: Director

Dates of Service: January 01, 1998 - Present

Responsibilities: Director at ipCapital Group

Other business experience in the past three years:

Employer: dataCon, Inc.

Title: Director

Dates of Service: April 01, 2016 - Present

Responsibilities: Director at dataCon.

Name: Robert A. Brown

Robert A. Brown's current primary role is with Bob Brown Sole Propreitorship. Robert A. Brown currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: June 01, 2018 - Present

Responsibilities: Advisor to Founder. Robert currently does not receive any salary or equity compensation for this role.

Other business experience in the past three years:

Employer: HED South

Title: General Manager

Dates of Service: January 01, 2009 - Present

Responsibilities: Manages day to day tasks at HED South.

Other business experience in the past three years:

Employer: Bob Brown Sole Propreitorship

Title: Principal

Dates of Service: January 01, 2009 - Present

Responsibilities: Consults for businesses in the area of finance, export market development, Asian product sourcing, and general business development.

Name: Deborah Lilley

Deborah Lilley's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Controller

Dates of Service: July 08, 2019 - Present

Responsibilities: Monthly reconciliation and preparation of financial statements. Deborah works for Como Audio as an independent contractor an average of 30 hours per week at a rate of $40.00 per hour.

Other business experience in the past three years:

Employer: Foundation Management Associates

Title: Senior Accountant

Dates of Service: May 15, 2018 - Present

Responsibilities: Assist in non-profit online accounting reconciliation, financial statement preparation using QuickBooks

Other business experience in the past three years:

Employer: Endicott College

Title: Adjunct Lecturer

Dates of Service: September 01, 2017 - Present

Responsibilities: Teaching Business Fundamentals I & II and Financial Accounting core business curriculum to Freshman Business majors • Supplemented 25+ students in class group instruction with one:one assistance during office hours • Utilized McGraw-Hill Connect digital teaching and learning environment for homework and exams and instructed students during class using Microsoft Excel to promote spreadsheet skills

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Thomas DeVesto

Amount and nature of Beneficial ownership: 7,750,000

Percent of class: 88.9

RELATED PARTY TRANSACTIONS

Name of Entity: Thomas DeVesto

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: The Company's CEO has advanced funds to the Company to satisfy cash flow needs.

Material Terms: The amounts due from the Company to the CEO as of December 31, 2019 and 2018 were $1,552,328 and $4,192,922, respectively. In 2019, the Company converted $3,000,000 of these liabilities into 3,750,000 shares of common stock at a conversion price of $0.80 per share.

Name of Entity: Michael Cronin

Relationship to Company: Director

Nature / amount of interest in the transaction: The company owes accrued and unpaid interest in the amount of $15,896 to Michael Cronin, a Director of the company.

Material Terms: The unpaid interest amount relates to promissory notes the Company entered into with Michael Cronin beginning in 2017. In 2019, the note holder agreed to convert the total outstanding principal amount on these notes of $850,000 shares of common stock at a $1.00 per share conversion price. At this time, the only amount outstanding is the accrued and unpaid interest. The interest rate is 5%.

OUR SECURITIES

On March 1, 2019, the Company converted from a Delaware limited liability company to a Delaware corporation, and changed its name from Como Audio, LLC to Como Audio, Inc. The Company authorized 10,000,000 shares of $0.0001 par value common stock and 5,000,000 shares of $0.0001 par value preferred stock. 2,000,000 of the preferred stock were designated as Series Seed Preferred Stock.

The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

Dividends are to be paid pro rata between the common stock and preferred stock on a pari passu basis. The preferred stock are subject to an optional conversion right, where the preferred stock are convertible into fully paid and non-assessable shares of common stock at a 1:1 rate, with certain dilution protections and automatic conversion upon a qualifying IPO or vote of preferred stockholders (each as defined in the Articles of Incorporation). The holders of Series Seed Preferred Stock are entitled to vote, together with common stockholders, on an as-converted basis.

As of December 31, 2020, 8,600,000 shares of common stock and 328,563 shares of Series Seed Preferred Stock were issued and outstanding.
Stock Issuances
All 1,000,000 membership interests in Como Audio, LLC were converted into 4,000,000 shares of common stock in Como Audio, Inc.

In 2019 and 2020, the Company conducted an offering of its preferred stock pursuant to a Regulation Crowdfunding offering at a price per share of $2.50.
The Company issued 108,441 shares of preferred stock under this offering, providing gross proceeds of $271,102.50.
During 2019, the Company converted $850,000 of notes payable into 850,000 shares of common stock at a conversion price of $1.00 per share.
During 2019, the Company converted $3,000,000 of related party loans into 3,750,000 shares of common stock at a conversion price of $0.80 per share.
During 2020 and 2021, the Company conducted an offering of its preferred stock pursuant to a

Regulation Crowdfunding offering at a price per share of $1.25.
The Company issued 220,122 shares of preferred stock under this offering, providing gross proceeds of $242,221.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the

equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 26, 2021.

Como Audio, Inc

By /s/ *Thomas DeVesto*

      Name: <u>Thomas DeVesto</u>

      Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

Como Audio, Inc.

Profit & Loss Prev Year Comparison

January through December 2020

2:25 PM
04/20/2021
Accrual Basis

	Jan - Dec 20	Jan - Dec 19	Change	% Change
Ordinary Income/Expense				
Income				
47900 · Domestic Sales, net of returns	1,179,072.58	770,748.19	408,324.39	52.98%
46900 · Foreign Sales, net of returns	472,913.85	674,323.30	(201,409.45)	(29.87%)
49000 · Miscellaneous Income	5.15	0.00	5.15	100.0%
Total Income	1,651,991.58	1,445,071.49	206,920.09	14.32%
Cost of Goods Sold				
55000 · Product Cost	720,992.30	674,528.52	46,463.78	6.89%
51000 · Shipping In Related-InclCustoms	139,585.81	56,630.45	82,955.36	146.49%
50001 · Inventory Adjustment	50,706.37	69,292.38	(18,586.01)	(26.82%)
58000 · Depreciation Expense - Tooling	21,349.53	59,443.94	(38,094.41)	(64.09%)
53600 · Cost of Goods Sold - Other	0.00	35.57	(35.57)	(100.0%)
52000 · Shipping Out	0.00	0.00	0.00	0.0%
53000 · Cost of Goods Sold-Warehouse	0.00	0.00	0.00	0.0%
Total COGS	932,634.01	859,930.86	72,703.15	8.46%
Gross Profit	719,357.57	585,140.63	134,216.94	22.94%
Expense				
60000 · Sales & Marketing Expense	882,779.21	951,160.34	(68,381.13)	(7.19%)
70000 · General & Admin Expense	593,611.09	816,545.24	(222,934.15)	(27.3%)
54000 · Research and development	16,182.14	91,672.42	(75,490.28)	(82.35%)
90300 · State of MA Tax Expense	1,272.00	0.00	1,272.00	100.0%
Total Expense	1,493,844.44	1,859,378.00	(365,533.56)	(19.66%)
Net Ordinary Income	(774,486.87)	(1,274,237.37)	499,750.50	39.22%
Other Income/Expense				
Other Expense				
77000 · Exchange Gain or Loss	2,116.11	9,953.70	(7,837.59)	(78.74%)
90005 · Interest Expense	588.66	6,250.00	(5,661.34)	(90.58%)
Total Other Expense	2,704.77	16,203.70	(13,498.93)	(83.31%)
Net Other Income	(2,704.77)	(16,203.70)	13,498.93	83.31%
Net Income	**(777,191.64)**	**(1,290,441.07)**	**513,249.43**	**39.77%**

Como Audio, Inc.
Balance Sheet
As of December 31, 2020

2:22 PM
04/20/2021
Accrual Basis

	Dec 31, 20	Dec 31, 19	Change	% Change
ASSETS				
Current Assets				
Checking/Savings				
Total Checking/Savings	142,790.11	231,286.05	(88,495.94)	(38.26%)
Total Accounts Receivable	(2,375.00)	(6,669.07)	4,294.07	64.39%
Other Current Assets				
11010 · Distributor Receivables	6,246.24	38,395.94	(32,149.70)	(83.73%)
12100 · Inventory Total	957,516.99	1,414,265.10	(456,748.11)	(32.3%)
12300 · PO Clearing/Inventory Deposits	78,923.00	1,501.93	77,421.07	5,154.77%
14000 · Prepaid Assets	810.00	1,894.00	(1,084.00)	(57.23%)
Total Other Current Assets	1,043,496.23	1,456,056.97	(412,560.74)	(28.33%)
Total Current Assets	1,183,911.34	1,680,673.95	(496,762.61)	(29.56%)
Fixed Assets				
15000 · Fixed Assets - Cost	242,232.34	241,732.34	500.00	0.21%
16000 · Accumulated Depreciation Total	(212,338.04)	(190,988.51)	(21,349.53)	(11.18%)
Total Fixed Assets	29,894.30	50,743.83	(20,849.53)	(41.09%)
Other Assets				
17005 · Security Deposits	9,306.90	0.00	9,306.90	100.0%
Total Other Assets	9,306.90	0.00	9,306.90	100.0%
TOTAL ASSETS	1,223,112.54	1,731,417.78	(508,305.24)	(29.36%)
LIABILITIES & EQUITY				
Liabilities				
Current Liabilities				
Total Accounts Payable	184,863.45	194,389.17	(9,525.72)	(4.9%)
Total Credit Cards	880.71	15,099.32	(14,218.61)	(94.17%)
Other Current Liabilities				
22000 · Accrued Expenses	17,491.76	48,082.95	(30,591.19)	(63.62%)
22005 · Accrued Payroll	11,209.30	7,174.14	4,035.16	56.25%
22010 · Accrued Payroll Taxes	2,335.58	769.51	1,566.07	203.52%
22020 · Accrued Interest Payable	15,895.52	15,895.52	0.00	0.0%
22030 · *US Sales Tax Payable	866.20	3,461.18	(2,594.98)	(74.97%)
22035 · VAT Payable	0.00	1,960.59	(1,960.59)	(100.0%)
23000 · Deferred revenue	25,249.06	7,564.33	17,684.73	233.79%
24000 · Other Liabilities	10,000.00	24,192.50	(14,192.50)	(58.67%)
25001 · SBA Payroll Protection Loan	56,972.73	0.00	56,972.73	100.0%
25002 · Economic Injury Disaster Loan	5,000.00	0.00	5,000.00	100.0%
25005 · Short Term Loan - TDV	298,354.73	298,354.73	0.00	0.0%
25006 · Line of Credit	30,000.00	0.00	30,000.00	100.0%
Total Other Current Liabilities	473,374.88	407,455.45	65,919.43	16.18%
Total Current Liabilities	659,119.04	616,943.94	42,175.10	6.84%
Long Term Liabilities				
26001 · SBA Loan received 05/27/2020	77,600.00	0.00	77,600.00	100.0%
27005 · Loan TDV	1,253,973.60	1,253,973.60	0.00	0.0%
Total Long Term Liabilities	1,331,573.60	1,253,973.60	77,600.00	6.19%
Total Liabilities	1,990,692.64	1,870,917.54	119,775.10	6.4%
Equity				
31005 · Common Stock MCronin	850,000.00	850,000.00	0.00	0.0%
31006 · Common Stock TDeVesto	3,000,000.00	3,000,000.00	0.00	0.0%
31010 · Contribution	3,821.38	3,821.38	0.00	0.0%
31015 · Distribution	(1,700.00)	(1,700.00)	0.00	0.0%
31025 · WeFunder Proceeds	258,736.35	238,662.65	20,073.70	8.41%
31030 · StartEngine Proceeds	129,037.60	0.00	129,037.60	100.0%
32000 · Retained Earnings	(4,230,283.79)	(2,939,842.72)	(1,290,441.07)	(43.9%)
Net Income	(777,191.64)	(1,290,441.07)	513,249.43	39.77%
Total Equity	(767,580.10)	(139,499.76)	(628,080.34)	(450.24%)
TOTAL LIABILITIES & EQUITY	1,223,112.54	1,731,417.78	(508,305.24)	(29.36%)

CERTIFICATION

I, Thomas DeVesto, Principal Executive Officer of Como Audio, Inc, hereby certify that the financial statements of Como Audio, Inc included in this Report are true and complete in all material respects.

Thomas DeVesto

Principal Executive Officer